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                                                              Page 1 of 9 pages

                                       UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                     (Amendment No. 2)

                                  National Gypsum Company
                                      (Name of Issuer)

                               Common Stock, $.01 par value
                              (Title of Class of Securities)

                                          636317109
                                       (CUSIP Number)


                         Paul J. Polking, NationsBank Corporation,
             NationsBank Corporate Center, Charlotte, NC 28255 (704) 386-2400
           (Name, Address and Telephone Number of Person Authorized to Receive
                                Notices and Communications)



                                      December 13, 1994
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                           This document contains 9 pages.
                         The exhibit index begins on page 5.

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                                    SCHEDULE 13D

         CUSIP NO. 636317109                              PAGE 2 OF 9 PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NATIONSBANK CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP                                                   (a) [(Check Mark)]
                                                            (b) [ ]


3   SEC USE ONLY



4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            [ ]




6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NC

7   SOLE VOTING POWER

    8,799

8   SHARED VOTING POWER

    0

 NUMBER OF
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

9   SOLE DISPOSITIVE POWER

    6,646

10  SHARED DISPOSITIVE POWER

    0



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,799

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                      [(Check Mark)]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 0.1%

14   TYPE OF REPORTING PERSON

     CO
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                                                           Page 3 of 9 pages

PRELIMINARY STATEMENT

   This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on November
23, 1994, as amended (the "Statement"), with respect to the shares of Common Stock, $.01 par value per share (the "Common Stock"), of National Gypsum Company, a Delaware corporation (the "Issuer"), by NationsBank Corporation (the "Reporting Person"). Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement. Information contained herein with respect to persons other than the Reporting Person has been obtained from public filings under the Securities Exchange Act of 1934, as amended, or has been provided to the Reporting Person by the relevant party. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information.


Item 4.  Purpose of Transaction.

   Delcor has reported in a Schedule 13D filing with the Securities and Exchange Commission that on December 12, 1994, Delcor received a letter from the Issuer setting forth the response of the Special Committee of the Issuer's Board of Directors to Delcor's proposal to acquire all remaining shares of Common Stock in a cash merger for $43.50 per share. A copy of such letter is filed as Exhibit 7 hereto and is incorporated by reference herein. In addition, on December 13, 1994, Delcor issued a press release indicating that it is giving careful consideration to the Issuer's response and is continuing at this time with the investigation and analysis of an acquisition of the Issuer. A copy of such press release is filed as Exhibit 8 hereto and is incorporated by reference herein.


Item 7.  Material to be Filed as Exhibits.

   The  letter from  the  Issuer  to Delcor dated December 12, 1994 is filed as
Exhibit 7 hereto. The press release of Delcor issued on December 13, 1994 is filed as Exhibit 8 hereto.

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                                                            Page 4 of 9 pages

   Signatures.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 15, 1994


                             NATIONSBANK CORPORATION


                             By:     /s/ Paul J. Polking
                                  Paul J. Polking, Executive Vice
                                  President and General Counsel


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                                                            Page 5 of 9 pages



                            EXHIBIT INDEX


                                                                SEQUENTIALLY
EXHIBIT     TITLE                                               NUMBERED PAGE
  1*        Certain information regarding the directors
            and executive officers of NationsBank Corporation
  2*        Commitment letter of NationsBank Corporation
            and NationsBank of North Carolina dated
            November 15, 1994 addressed to Delcor, Inc.
  3*        Letter dated November 15, 1994 from Delcor, Inc.
            to the Board of Directors of National Gypsum Company
            setting forth the terms of a proposed merger
            between a company to be formed by Delcor, Inc.
            and National Gypsum Company
  4*        Commitment letter of First Union Corporation and
            First Union National Bank of North Carolina dated
            November 15, 1994 addressed to Delcor, Inc.
  5*        Certain information regarding Delcor, Inc.
  6*        Certain information regarding First Union Corporation
  7         Letter dated December 12, 1994 from National                   6
            Gypsum Company to Delcor, Inc.
  8         Press release dated December 13, 1994 issued                   8
            by Delcor, Inc.

_________________________
*  Previously filed